650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

February 4, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Amanda Ravitz
Heather Percival
Kristin Lochhead
Brian Cascio

Re:	Cypress Semiconductor Corporation
Amendment No. 1 to
Registration Statement on Form S-4
Filed January 22, 2015
File No. 333-201173

Ladies and Gentlemen:

On behalf of Cypress Semiconductor Corporation (the “Company”), we are submitting this letter to you in response to your letter of February 2, 2015 to Thad Trent, Chief Financial Officer of the Company, which letter sets forth comments of the Staff of the Securities and Exchange Commission (the “Staff” of the “Commission”) regarding Amendment No. 1 to the registration statement on Form S-4 filed by the Company with the Commission on January 22, 2015 with the file number set forth above (as amended, the “Registration Statement”).

The Company is concurrently filing via EDGAR pre-effective Amendment No. 2 (“Amendment No. 2”) to the Registration Statement, which, among other things, amends the Registration Statement in response to the Staff’s comments as indicated below.

For your convenience, we have numbered and restated each comment to correspond to the numbering in the Staff’s comment letter. In addition, we are providing via email and express delivery the following materials: (i) a copy of Amendment No. 2 marked to show changes from the Registration Statement and (ii) a copy of this letter.

Background of the Merger, page 59

1.	We note your response to prior comment 2. Please expand your disclosure to discuss the specific factors about the nature of Party K’s identity, operations or other factors that allowed Morgan Stanley and Jefferies to conclude that Party K’s resources would be insufficient to fund the acquisition. Furthermore, we note your added disclosure that Party J’s additional sources of financing were unclear. Please disclose the specific factors about the nature of Party J’s identity, operations or other factors that informed the Board’s analysis about whether Party J would be able to obtain additional financing.

U.S. Securities and Exchange Commission

February 4, 2015

Response: In response to this comment, we respectfully advise the Staff that additional disclosure has been added to the section entitled “The Merger – Background of the Merger” on page 65 of Amendment No. 2 to the Registration Statement.

Exhibit 8.1 and Exhibit 8.2

2.	It appears that counsel intends to render long form opinions. As such, please revise both tax opinions to discuss all necessary material tax consequences and related items, rather than referring to disclosure on the registration statement.

Response: In response to this comment, we respectfully advise the Staff that Amendment No. 2 revises Exhibit 8.1 and Exhibit 8.2 to the Registration Statement per the Staff’s request.

Exhibit 8.2

3.	We note that counsel has rendered the tax opinion concerning “…certain matters of U.S. federal income tax law…” Please revise to ensure that counsel has rendered a tax opinion regarding all material federal tax consequences. For guidance, see Section III.C.1 of Staff Legal Bulletin No. 19 (October 14, 2011).

Response: In response to this comment, we respectfully advise the Staff that Amendment No. 2 revises Exhibit 8.2 to the Registration Statement in response to the Staff’s comment.

4.	Investors are entitled to rely on the tax opinion expressed. As such, please have counsel clarify the penultimate paragraph to clearly reflect this investor right. For guidance, please refer to Section III.D.1 of Staff Legal Bulletin No. 19 (October 14, 2011).

Response: In response to this comment, we respectfully advise the Staff that Amendment No. 2 revises Exhibit 8.2 to the Registration Statement in response to the Staff’s comment.

5.	Please file exhibits A and B to this tax opinion.

Response: In response to this comment, we respectfully advise the Staff that Amendment No. 2 revises Exhibit 8.2 to the Registration Statement to no longer refer to Exhibits A and B and to no longer incorporate those exhibits into the opinion.

# # #

650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

Additionally, per your request, the Company hereby acknowledges that in the event the Company requests acceleration of the effective date of the pending Registration Statement:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding this filing to the undersigned via facsimile at (415) 947-2099 or by telephone at (415) 947-2011.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Michael S. Ringler

Michael S. Ringler

cc:	Cypress Semiconductor Corporation
Thad Trent, Chief Financial Officer